For the twelve month period ended (a) 10/31/97
File number (c) 811-6391

                          SUB-ITEM 77D
          Policies With Respect to Security Investments

     At  a meeting of the Board of Directors held
on  October 24, 1997, the Directors approved  and
authorized   a  modification  of  the  investment
policies of the Fund to clarify the definition of equity related securities as including common stock, preferred stocks, rights, warrants and debt securities or preferred stocks which are convertible or exchangeable for common stock or preferred stocks and master limited partnerships, among others.




































     T:\MOSTERBE\N-SARS\PGF\77D.1297.DOC